UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number: 001-40310

Innoviz Technologies Ltd.

(Translation of registrant’s name into English)

Innoviz Technologies Campus

5 Uri Ariav Street, Bldg. C

Nitzba 300, Rosh HaAin, Israel

(Address of principal executive offices)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Registered Direct Offering

On July 28, 2026, Innoviz Technologies Ltd. (the “Company” or “Innoviz”) entered into a securities purchase agreement (“Securities Purchase Agreement”) with certain institutional investors (the “Purchasers”). Pursuant to the Securities Purchase Agreement, the Company agreed to sell in a registered direct offering (the “Offering”) 66,666,667 ordinary shares of the Company, no par value per share (“ordinary shares”).

The Offering is expected to be consummated on July 29, 2026 (the “Closing”), subject to the satisfaction of customary closing conditions. Innoviz expects to receive gross proceeds of approximately $30 million, before deducting the placement agent fees and offering expenses payable by the Company. The Company intends to use the net proceeds for general business purposes, including (but not limited to), supporting the commercialization of Perciz, the Company’s dedicated security and defense brand.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. Additionally, each of the directors and executive officers of the Company entered into a lock-up agreement, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, during the forty-five-day period following the closing of the Offering.

Under the terms of the Securities Purchase Agreement, until forty-five days after the Closing, neither Innoviz nor any of its subsidiaries may (a) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents, or (b) file any registration statement or prospectus, or any amendment or supplement thereto, subject to certain exceptions.

Titan Partners Securities LLC is acting as the sole placement agent for the Offering. WestPark Capital, Inc. is acting as a financial advisor for the offering.

The ordinary shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-289554) (the “Registration Statement”), previously declared effective by the Securities and Exchange Commission (the “Commission”) on August 21, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated July 28, 2026.

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, such document furnished as Exhibit 10.1 hereto and incorporated by reference herein. A copy of the press release and investor presentation related to the Offering are furnished as Exhibits 99.1 and 99.2 hereto and are incorporated by reference herein.

This Report on Form 6-K (this “Report”) shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Preliminary Financial Results as of June 30, 2026

Although Innoviz's financial statements as of and for the six-months ended June 30, 2026 are not yet final, the preliminary results disclosed below are based on the information available to Innoviz at this time. As such, the Innoviz's actual results may vary from the preliminary results presented herein and will not be finalized until after it completes its normal end-of-quarter accounting procedures, which have not yet been completed.

The preliminary financial results presented in this Report are not a comprehensive statement of Innoviz's financial results for the six-months ended June 30, 2026. These estimates should not be viewed as a substitute for Innoviz's full interim or annual financial statements. Accordingly, you should not place undue reliance on these preliminary results. These preliminary results should be read in conjunction with (i) the information set forth under "Risk Factors" in Innoviz's prospectus supplement dated July 28, 2026, in the accompanying prospectus, and under similar headings in the documents that are incorporated by reference therein, including Innoviz's Annual Report on Form 20-F for the year ended December 31, 2025 (the "Annual Report"), and (ii) the information incorporated by reference into the accompanying prospectus, including the financial statements, and the other information in the exhibits to the registration statement of which the prospectus is a part.

Preliminary results included in this Report have been prepared by, and are under the responsibility of, Innoviz's management. Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has not audited, examined, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary results. Accordingly, Kesselman & Kesselman does not express an opinion or any other form of assurance with respect thereto. The report of Kesselman & Kesselman incorporated in this Report by reference to the Annual Report relates to Innoviz's previously issued financial statements. It does not extend to the preliminary results and should not be read to do so.

For the three-months ended June 30, 2026, Innoviz expects its revenues to be between $17.9 million and $18.1 million. As of June 30, 2026, Innoviz had approximately $48.4 to $48.5 million in cash and cash equivalents, bank deposits, marketable securities and short-term restricted cash.

This Report and related exhibits are incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-265170 and 333-289554) and Form S-8 (File Nos. 333-255511, 333-265169, 333-270416, 333-277852, 333-285758 and 333-292573), and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This Report includes forward-looking statements within the meaning of the federal securities laws, including statements regarding the completion and timing of the offering and the intended use of the proceeds. Forward-looking statements represent Innoviz's current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including the trading price and volatility of Innoviz's securities, risks relating to Innoviz's business and the satisfaction of closing conditions in the securities purchase agreement related to the offering. The forward-looking statements included in this Report speak only as of the date of this Report, and Innoviz does not undertake to update the statements included in this Report for subsequent developments, except as may be required by law.

The Company hereby furnishes the following documents as Exhibits 10.1, 99.1 and 99.2.

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement.
99.1	Press Release dated July 28, 2026.
99.2	Investor Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: July 28, 2026